SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

SELECT INCOME REIT

(Name of Issuer)

Common Shares of Beneficial Interest, $.01 par value

(Title of Class of Securities)

81618T 10 0

(CUSIP Number)

Mark L. Kleifges

Government Properties Income Trust

Two Newton Place, 255 Washington Street, Suite 300

Newton, MA 02458

(617) 219-1440

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 81618T 10 0	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS Government Properties Income Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) BK, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,500,000

	8	SHARED VOTING POWER 0

	9	SOLE DISPOSITIVE POWER 21,500,000

	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.3%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

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1	NAMES OF REPORTING PERSONS Reit Management & Research LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 569,692

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 569,692

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 569,692

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

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1	NAMES OF REPORTING PERSONS Reit Management & Research Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 569,692

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 569,692

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 569,692

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP NO. 81618T 10 0	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS Barry M. Portnoy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,066.054

	8	SHARED VOTING POWER 569,692

	9	SOLE DISPOSITIVE POWER 7,066.054

	10	SHARED DISPOSITIVE POWER 569,692

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 576,758.054

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

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1	NAMES OF REPORTING PERSONS Adam D. Portnoy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,500

	8	SHARED VOTING POWER 569,692

	9	SOLE DISPOSITIVE POWER 6,500

	10	SHARED DISPOSITIVE POWER 569,692

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 576,192

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X] (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

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This Amendment No. 2 to the original Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 21, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on September 3, 2014 (as amended, the “Schedule 13D”), by Government Properties Income Trust, a Maryland real estate investment trust (“GOV”), Reit Management & Research LLC, a Delaware limited liability company (“RMR”), Reit Management & Research Trust, a Massachusetts business trust (“RMR Trust”), Barry M. Portnoy and Adam D. Portnoy (individually, a “Reporting Person”, and together, the “Reporting Persons”), is being filed to reflect material decreases in the percentage of the common shares of beneficial interest, $.01 par value per share (the “Shares”), of Select Income REIT (the “Issuer”), beneficially owned by the Reporting Persons, due to (i) the issuance on January 29, 2015 of an aggregate of approximately 28,400,000 Shares by the Issuer and (ii) the termination on January 29, 2015 of voting agreements between GOV, in the one instance, and RMR, Barry M. Portnoy and Adam D. Portnoy, in the other instance (respectively, the “GOV Voting Agreement” and the “RMR Voting Agreement,” and, collectively, the “Voting Agreements”), with Cole Corporate Income Trust, Inc., a Maryland corporation that has elected to be treated as a real estate investment trust for U.S. federal income tax purposes (“CCIT”), and American Realty Capital Properties, Inc., a Maryland corporation and parent of the manager of CCIT (“ARCP”), with respect to the Shares beneficially owned by the Reporting Persons, as more fully described below.

ITEM 1.         SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D relates is the Shares.  The Issuer’s principal executive offices are located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.

ITEM 2.         IDENTITY AND BACKGROUND.

The persons filing this statement are the Reporting Persons.  The third paragraph of “Item 2. Identity and Background” of the Schedule 13D is hereby amended and restated as follows:

RMR’s principal business is providing management services, including to GOV and the Issuer.  The principal business office of RMR is located at Two Newton Place, 255 Washington Street, Suite 300, Newton, Massachusetts 02458.  Barry M. Portnoy is the Chairman of RMR, and its other directors are Adam D. Portnoy, Gerard M. Martin and David J. Hegarty.  The executive officers of RMR are: Adam D. Portnoy, President and Chief Executive Officer; David M. Blackman, Executive Vice President; Jennifer B. Clark, Executive Vice President and General Counsel; David J. Hegarty, Executive Vice President and Secretary; Mark L. Kleifges, Executive Vice President; Bruce J. Mackey Jr., Executive Vice President; John G. Murray, Executive Vice President; Thomas M. O’Brien, Executive Vice President; John C. Popeo, Executive Vice President; William J. Sheehan, Executive Vice President; Jacquelyn S. Anderson, Senior Vice President, Ethan S. Bornstein, Senior Vice President; Richard A. Doyle, Jr., Senior Vice President; Carlos Flores, Senior Vice President; Jennifer F. Francis, Senior Vice President; Paul V. Hoagland, Senior Vice President; Matthew P. Jordan, Senior Vice President, Treasurer and Chief Financial Officer; David M. Lepore, Senior Vice President; Andrew J. Rebholz, Senior

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Vice President; and Mark R. Young, Senior Vice President.  The sole member of RMR is RMR Trust.

ITEM 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

There have been no material changes to the information previously reported in the Schedule 13D with respect to the reporting persons.

ITEM 4.         PURPOSE OF TRANSACTION.

“Item 4. Purpose of Transaction” of the Schedule 13D is hereby amended and restated as follows:

GOV and RMR acquired the Shares for investment purposes.

Barry M. Portnoy and Adam D. Portnoy, as Trustees of the Issuer, as well as the Issuer’s officers and other employees of RMR, are eligible to receive grants of Shares under the Issuer’s equity compensation plan. RMR is entitled to receive Shares of the Issuer under its amended and restated business management agreement with the Issuer. Also see Item 6 below.

On August 30, 2014, the Reporting Persons entered into the Voting Agreements concurrently with the execution and delivery of an Agreement and Plan of Merger (the “Merger Agreement”), dated August 30, 2014, among the Issuer, SC Merger Sub LLC, a Maryland limited liability company and the Issuer’s wholly owned subsidiary (“Merger Sub”), and CCIT, which provided for the merger of CCIT with and into Merger Sub, with Merger Sub surviving as the Issuer’s wholly owned subsidiary.  The merger of CCIT with and into Merger Sub is referred to herein as the Merger.  On January 29, 2015, the Merger became effective.

Pursuant to the Voting Agreements, among other things, each of the Reporting Persons had agreed, and granted to CCIT a proxy, to vote in favor of the issuance of the Shares in the Merger as contemplated by the Merger Agreement, upon the terms and subject to the conditions set forth in the Voting Agreements and the Merger Agreement.  The Voting Agreements also contained certain agreements of the Reporting Persons not to sell or take certain other actions with respect to the Shares that they beneficially own and certain standstill agreements by ARCP.  The Voting Agreements terminated on January 29, 2015 upon the effective time of the Merger.

Also on January 29, 2015, upon the effective time of the Merger, the Issuer issued an aggregate of approximately 28,400,000 Shares to holders of CCIT common stock as consideration in the Merger.

The Reporting Persons may from time to time engage in discussions with the Issuer, its Board of Trustees and officers, other shareholders and other persons on matters that relate to the management, operations, business, assets, capitalization, financial condition, strategic plans, governance and the future of the Issuer. The Reporting Persons and their affiliates may make purchases of Shares of the Issuer from time to time, in the open market or in private transactions, depending upon various factors, including without limitation, the Issuer’s business, prospects and

SCHEDULE 13D

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financial condition, the market for such shares, actions taken by the Issuer’s Board of Trustees, general economic and stock market conditions, proposals from time to time sought by or presented to them and other factors. Each of the Reporting Persons intends to closely monitor its or his investments and may from time to time take advantage of opportunities presented to it or him. The Reporting Persons may in the future formulate plans or proposals regarding the Issuer, including possible future plans or proposals concerning events or transactions of the kind described in Item 4(a) through (j) of Schedule 13D.  In addition, the applicable Reporting Persons are expected to receive shares as noted above.

Except as otherwise described above in this Item 4, the Reporting Persons currently have no plan(s) or proposal(s) that relate to, or would result in, any of the events or transactions described in Item 4(a) through (j) of Schedule 13D, although each of the Reporting Persons reserves the right to formulate such plans or proposals in the future.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

“Item 5. Interests in Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

(a)        Amount beneficially owned and percentage of class:

GOV beneficially owns 21,500,000 Shares, which represents approximately 24.3% of the issued and outstanding Shares as of January 29, 2015.

RMR beneficially owns 569,692 Shares, which represents less than 1% of the issued and outstanding Shares.  RMR Trust does not hold any Shares, but, as the sole member of RMR, may under applicable regulatory definitions, be deemed to beneficially own (and have shared voting and dispositive power over) the 569,692 Shares beneficially owned by RMR.

RMR, as manager of GOV, and RMR Trust, as the sole member of RMR, may, under applicable regulatory definitions, be deemed to beneficially own (and have shared voting and dispositive power over) the 21,500,000 Shares beneficially owned by GOV, but RMR and RMR Trust expressly disclaim any beneficial ownership of GOV’s 21,500,000 Shares.

Mr. Barry M. Portnoy directly owns 7,066.054 Shares and Mr. Adam D. Portnoy directly owns 6,500 Shares, and, in their respective positions with RMR and RMR Trust described in Item 2 above, may also be deemed to beneficially own (and have shared voting and dispositive power over) the 569,692 Shares beneficially owned by RMR and RMR Trust, each of which represents less than 1% of the issued and outstanding Shares.  In addition, in their respective positions with RMR and RMR Trust described in Item 2 above, Mr. Barry M. Portnoy and Mr. Adam D. Portnoy may also be deemed to beneficially own (and have shared voting and dispositive power over) the 21,500,000 Shares beneficially owned by GOV, but each expressly disclaims any beneficial ownership of GOV’s 21,500,000 Shares.

RMR, RMR Trust, Mr. Barry M. Portnoy and Mr. Adam D. Portnoy each beneficially own less than 1% of the Shares.  Reference is made to Item 5(a) above as to the Shares beneficially owned

SCHEDULE 13D

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by GOV that may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Mr. Barry M. Portnoy or Mr. Adam D. Portnoy.  If all Shares beneficially owned by GOV were beneficially owned by the other Reporting Persons, the percentage beneficial ownership of the Issuer’s Shares by each such other Reporting Person would be approximately 25.0%.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 of the Original Schedule 13D beneficially own an aggregate of 81,502.998 Shares (a portion of which are subject to vesting requirements), which represent less than 1% of the issued and outstanding Shares and which are not included in the percentages owned by the Reporting Persons.  The Reporting Persons expressly disclaim any beneficial ownership of these Shares.

(b)     Number of Shares as to which such person has:

(i)      Sole power to vote or direct the vote:

GOV:	21,500,000

RMR:	0

RMR Trust:	0

Barry M. Portnoy:	7,066.054

Adam D. Portnoy:	6,500

(ii)     Shared power to vote or direct the vote:

GOV:	0

RMR:	569,692

RMR Trust:	569,692

Barry M. Portnoy:	569,692

Adam D. Portnoy:	569,692

(iii)    Sole power to dispose or to direct the disposition of:

GOV:	21,500,000

RMR:	0

RMR Trust:	0

Barry M. Portnoy:	7,066.054

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Adam D. Portnoy:	6,500

(iv)    Shared power to dispose or to direct the disposition of:

GOV:	0

RMR:	569,692

RMR Trust:	569,692

Barry M. Portnoy:	569,692

Adam D. Portnoy:	569,692

Reference is made to Item 5(a) above as to the Issuer’s Shares beneficially owned by GOV, which may, under applicable regulatory definitions, be deemed to be beneficially owned by RMR, RMR Trust, Barry M. Portnoy or Adam D. Portnoy.

To the Reporting Persons’ knowledge, the other individuals named in Item 2 of the Schedule 13D have sole power to vote or to direct the vote, and to dispose or direct the disposition of, all of the Shares they beneficially own.

The percentages of beneficial ownership reported in this Schedule 13D are based on 88,363,233 Shares of the Issuer outstanding as of January 29, 2015, such number of shares being based on information made publicly available by the Issuer and in Form 4s filed by the Reporting Persons.

(c)     Transactions effected in the past sixty days:

On December 5, 2014 and January 8, 2015, RMR acquired 3,379 and 3,483 Shares, respectively, for services rendered by it to the Issuer pursuant to the amended and restated business management agreement between RMR and the Issuer.

(d)    No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e)   Not applicable.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer” of the Schedule 13D is hereby amended and restated as follows:

The Issuer and GOV are managed by RMR. One of GOV’s Managing Trustees, Barry M. Portnoy, is chairman, majority owner and an employee of RMR. GOV’s other Managing Trustee, Adam D. Portnoy, is the son of Barry M. Portnoy, and an owner, president, chief

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executive officer and a director of RMR. Each of GOV’s executive officers is also an officer of RMR. GOV’s Independent Trustees also serve as independent directors or independent trustees of other companies to which RMR provides management services, including one trustee who is also an independent trustee of the Issuer. Barry M. Portnoy serves as a managing director or managing trustee of a majority of the companies RMR provides management services to, including the Issuer, and Adam D. Portnoy serves as a managing trustee of a majority of those companies, including the Issuer. In addition, officers of RMR serve as officers of those companies.

RMR provides management services to the Issuer under an amended and restated business management agreement, pursuant to which, for its services, RMR is paid a base business management fee and may earn an incentive management fee.  Ten percent (10%) of the base management fee is payable in Shares which are fully-vested when issued.  If earned, the incentive management fee is payable entirely in Shares, with one-third of such Shares vested on the date of issuance, and the remaining two-thirds vesting thereafter in two equal annual installments. If the issuance of Shares in payment of a portion of the base management fee or incentive management fee would be limited by applicable law and regulations, such portion of the applicable fee will instead be paid in cash.  RMR and certain eligible transferees of Shares issued in payment of the base management fee or incentive management fee are entitled to demand registration rights, exercisable not more frequently than twice per year, and to “piggy-back” registration rights, with certain expenses to be paid by the Issuer. The Issuer and applicable selling shareholders also have agreed to indemnify each other (and their officers, trustees, directors and controlling persons) against certain liabilities, including liabilities under the Securities Act of 1933, as amended, in connection with any such registration.

The foregoing descriptions of provisions of the amended and restated business management agreement and the amendments thereto are not complete and are subject to and qualified in their entireties by reference to the amended and restated business management agreement, a copy of which is filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated December 23, 2013, and the first amendment to such amended and restated business management agreement, a copy of which amendment is attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated May 9, 2014, each of which is incorporated herein by reference.

Under the Issuer’s equity compensation plan, the Issuer grants restricted shares to the Issuer’s Trustees, which includes Barry M. Portnoy and Adam D. Portnoy, and to certain employees of RMR, some of whom are the Issuer’s executive officers.

Also, see Item 3 of the Schedule 13D and Item 4 and Item 5 above.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1

Joint Filing Agreement, dated as of July 18, 2014, by and among GOV, RMR, RMR Trust, Barry M. Portnoy and Adam D. Portnoy. (Incorporated by reference to the Issuer’s Schedule 13D dated July 9, 2014, File No. 005-86986)

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Exhibit 99.2	Stock Purchase Agreement, dated as of July 8, 2014, among GOV, Equity Commonwealth and RMR. (Incorporated by reference to GOV’s Current Report on Form 8-K dated July 8, 2014, File No. 001-34364.)

Exhibit 99.3

Term Loan Agreement, dated as of July 9, 2014, among GOV, Wells Fargo Bank, National Association, as Lender and Administrative Agent, and Citibank, N.A., as Lender. (Incorporated by reference to GOV’s Current Report on Form 8-K dated July 8, 2014, File No. 001-34364.)

Exhibit 99.4

Credit Agreement, dated as of October 28, 2010, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions initially a signatory thereto. (Incorporated by reference to GOV’s Current Report on Form 8-K dated October 29, 2010, File No. 001-34364.)

Exhibit 99.5

First Amendment to Credit Agreement, dated as of October 18, 2011, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions party thereto. (Incorporated by reference to GOV’s Current Report on Form 8-K dated October 19, 2011, File No. 001-34364.)

Exhibit 99.6

Second Amendment to Credit Agreement, dated as of August 27, 2013, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions party thereto. (Incorporated by reference to GOV’s Current Report on Form 8-K dated August 27, 2013, File No. 001-34364.)

Exhibit 99.7

Third Amendment to Credit Agreement, dated as of July 9, 2014, among GOV, Wells Fargo Bank, National Association, as Administrative Agent, and each of the other financial institutions party thereto. (Incorporated by reference to GOV’s Current Report on Form 8-K dated July 8, 2014, File No. 001-34364.)

Exhibit 99.8	Allocation Agreement, dated as of July 8, 2014, between GOV and RMR. (Incorporated by reference to GOV’s Current Report on Form 8-K dated July 8, 2014, File No. 001-34364.)

Exhibit 99.9

Amended and Restated Business Management Agreement, dated as of December 23, 2013, between the Issuer and RMR. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated December 23, 2013, File No. 001-35442.)

Exhibit 99.10

First Amendment to Amended and Restated Business Management Agreement, dated as of May 9, 2014, between the Issuer and RMR. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated May 9, 2014, File No. 001-35442.)

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Exhibit 99.11	Select Income REIT 2012 Equity Compensation Plan. (Incorporated by reference to the Issuer’s Current Report on Form 8-K dated March 6, 2012, File No. 001-35442.)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 2, 2015
(Date)

GOVERNMENT PROPERTIES INCOME TRUST

/s/ Mark L. Kleifges
(Signature)
Mark L. Kleifges, Treasurer and Chief Financial Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH LLC

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

REIT MANAGEMENT & RESEARCH TRUST

/s/ Adam D. Portnoy
(Signature)
Adam D. Portnoy, President and Chief Executive Officer
(Name/Title)

BARRY M. PORTNOY

/s/ Barry M. Portnoy
(Signature)

ADAM D. PORTNOY

/s/ Adam D. Portnoy
(Signature)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).